UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 8)

CERNER CORPORATION

(Name of Subject Company (Issuer))

CEDAR ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Brian S. Higgins

Senior Vice President and Secretary

Oracle Corporation

2300 Oracle Way

Austin, Texas 78741

Telephone: (737) 867-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Keith A. Flaum

Tiffany P. Posil

Hogan Lovells US LLP

855 Main Street, Suite 200

Redwood City, California 94063

Telephone: (650) 463-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$28,477,199,240.00	$2,639,836.37

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Cerner Corporation (“Cerner”), at a purchase price of $95.00 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 292,952,521 shares of common stock of Cerner that were issued and outstanding as of January 11, 2022; (ii) 3,262,118 shares of common stock of Cerner potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of January 11, 2022; (iii) 2,995,301 shares of common stock of Cerner issuable upon the settlement of outstanding restricted stock units as of January 11, 2022; and (iv) 550,052 shares of common stock of Cerner issuable upon the settlement of outstanding performance share units as of January 11, 2022. The foregoing figures have been provided by the issuer to the offeror and are as of January 11, 2022, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $2,639,836.37	Filing Party: Cedar Acquisition Corporation, OC Acquisition LLC and Oracle Corporation
Form of Registration No.: Schedule TO	Date Filed: January 19, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on January 19, 2022 by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company, which is a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Cerner Corporation, a Delaware corporation (“Cerner”), at a purchase price of $95.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“Final Results of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, Eastern Time, at the end of the day on June 6, 2022 (the “Expiration Time”). According to American Stock Transfer & Trust Company, LLC, the depositary for the Offer, as of the Expiration Time, 194,816,290 Shares had been validly tendered into and not validly withdrawn from the Offer, representing approximately 66.0% of the outstanding Shares (not including 9,464,299 Shares delivered through Notices of Guaranteed Delivery, representing approximately 3.2% of the outstanding Shares). The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition. All conditions to the Offer having been satisfied or waived, Purchaser accepted for payment and will promptly pay for all Shares that were validly tendered and not validly withdrawn in accordance with the terms of the Offer.

As a result of its acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of Cerner in accordance with Section 251(h) of the DGCL. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of Cerner through the Merger as promptly as practicable without a meeting of Cerner’s stockholders or any further action by Cerner’s stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by Cerner as treasury stock or owned by Oracle, Parent, Purchaser or any subsidiary of Cerner, or (ii) Shares held by stockholders who properly exercised appraisal rights in accordance with Section 262 of the DGCL) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding.

Following the Merger, the Shares will be delisted and will cease to trade on the Nasdaq Global Select Market. Oracle and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of Cerner’s reporting obligations under the Exchange Act as promptly as practicable.

The full text of the press release announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(Q) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(Q)	Press Release issued by Oracle Corporation on June 7, 2022, announcing the expiration and results of the Offer.

107	Filing fee table (incorporated by reference to Amendment No. 1 to Schedule TO filed by Oracle Corporation on February 4, 2022).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 7, 2022

Cedar Acquisition Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President and Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President

Oracle Corporation

By:	/s/ Brian S. Higgins
Name: Brian S. Higgins
Title: Senior Vice President and
Secretary